Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiaries	Jurisdiction of Incorporation or Organization
TGPX Holdings II LLC	Delaware
TGP Holdings III LLC	Delaware
TCP Traeger Blocker, LP	Delaware
Traeger Pellet Grills Holdings, LLC	Delaware
Traeger Pellet Grills Intermediate Holdings, LLC	Delaware
Traeger Pellet Grills, LLC	Delaware
Traeger SPE LLC	Delaware
Traeger Pellet Grills Europe ApS	Denmark
Traeger (Shanghai) Business Information Consultancy Co., Ltd.	China
Intercontinental Supply Chain Management Co. Ltd.	China
Traeger Pellet Grills Canada Inc.	Canada
Traeger Pellet Grills UK Ltd.	England
Traeger Pellet Grills Germany GmbH	Germany